FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒        Form 40-F ☐

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

         [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-………………]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

As per the requirements of legislation, National Bank of Greece S.A. announces the following:

A. In accordance with the resolution of the second repeat General Meeting of its Shareholders dated 22 June 2005, as applicable, a stock options programme (“2005 Programme”) was established for the executive members of the Board of Directors, management officers and staff of National Bank of Greece and its affiliated companies pursuant to Companies’ Act 2190/1920 Article 13 par. 9, as amended. The 2005 Programme lasts five years from the relevant approval of the General Meeting, expiring in 2010. At its meeting held on 29 November 2006, the Bank’s BoD, taking into consideration the increases, after the establishment of the Programme, of the Bank’s shares as a result of increase in its share capital, initially decided to grant 2,992,620 stock options as part of the said Programme under special terms and conditions, as per the BoD’s relevant decision that has been duly published.

In the context of the said Programme, and due to increase in the Bank’s capital, the Bank’s BoD at its meeting of 1 November 2007 decided to grant stock options under special terms and conditions, including the following:

1.     A total of 506,500 stock options are granted, in accordance with the terms and the Programme Regulation of the 2005 Programme.

2.     Each stock option enables the acquisition of one NBG share at the purchase price of €23.80 per share, i.e. the same as that set previously, as per the previous decision to grant stock options under the 2005 Programme.

3.     The period for exercise of the said rights, with maturity in stages, was set as follows:

•      At 30 November 2007, 15% of the total rights will mature.

•      At 30 November 2008, 35% of the total rights will mature.

•      At 30 November 2009, 50% of the total rights will mature.

Respectively, it was decided that each beneficiary is entitled to exercise the matured rights as follows:

•      From 3 to 10 December 2007 (1st rights exercise period) the beneficiary is entitled to exercise up to 15% of his rights,

•      From 1 to 10 December 2008 (2nd rights exercise period) the beneficiary is entitled to exercise, cumulatively, up to 50% of his rights,

•      From 1 to 10 December 2009 (3rd rights exercise period) and/or 1 to 10 December 2010 (4th rights exercise period) the beneficiary is entitled to exercise, cumulatively, up to 100% of his rights.

After 10 December 2010 all rights that have not been exercised shall be extinguished.

4.     In the event of discontinuation of the beneficiary’s contract with the Bank during the course of the Programme, the possession, retention and exercise of rights is governed, as the case may be, by the specific provisions of the Programme Regulation and the said detailed resolution of the BoD.

5.     The stock options shall be taken up by the beneficiaries at their sole discretion, in accordance with the terms of the Programme Regulation and the resolutions of the BoD.

6.     In the event of exercise by the beneficiaries of the 2005 Programme of all the stock option rights granted by the said BoD resolution, the share capital of the Bank will increase by €2,532,500 with the issue of 506,500 new shares (which correspond to 0.10% of the current number of the Bank’s shares), of a par value of €5 each.

B. In accordance with the resolution of the second repeat General Meeting of Shareholders held on 1 June 2006, a second stock options programme was approved, pursuant to Companies’ Act 2190/1920 Article 13 par. 9, as amended, enabling the executive members of the BoD, management officers and staff of NBG and its affiliated companies to acquire shares of the Bank (“2006 Programme”). The 2006 Programme lasts five years from the date of the relevant approval of the General Meeting, expiring in 2011.

In the context of the 2006 Programme, which had not yet been activated, the BoD at its meeting of 1 November 2007 decided to a) adopt a Programme Regulation, as per the decision of the General Meeting of Shareholders, and b) in view of the increases in the number of NBG shares that have ensued since the Programme was approved, as a result of increase in share capital, grant stock options under special terms and conditions, which include the following:

1. A total of 2,984,100 stock options are granted, in accordance with the terms and the Programme Regulation of the 2006 Programme.

2. Each stock option enables the acquisition of one NBG share at the set purchase price of €23 per share.

3. The period for exercise of the said rights, maturing in stages, was set as follows:

•      At 30 November 2007, 15% of the total rights will mature.

•      At 31 May 2008, 15% of the total rights will mature.

•      At 31 May 2009, 30% of the total rights will mature.

•      At 31 May 2010, 40% of the total rights will mature.

Respectively, it was decided that each beneficiary is entitled to exercise the mature rights as follows:

•      From 3 to 10 December 2007 (1st rights exercise period) the beneficiary is entitled to exercise up to 15% of his rights,

•      From 1 to 10 June 2008 (2nd rights exercise period) the beneficiary is entitled to exercise up to 30% of his rights,

•      From 1 to 10 June 2009 (3rd rights exercise period) the beneficiary is entitled to exercise, cumulatively, up to 60% of his rights, provided that:

•      The beneficiary remains  in the Group on the date of maturity of the rights, and

•      The Earnings Per Share (EPS) of the Group for the financial year 2008 are equal to or greater than the price set by decision of the Bank’s BoD within the current year, or by any later amendment.

In the event that only the first of these two conditions (remaining in the Group) is met, the beneficiary may exercise no more than 30% (of the 1st and 2nd periods) of his rights,

•      from 1 to 10 June 2010 (4th rights exercise period) the beneficiary is entitled to exercise any amount of his rights, cumulatively up to 100%, provided that:

•      he remains in the Group at the date of maturity of his rights, and

•      the EPS of the Group for the financial year 2009 are equal to or greater than the price set by decision of the Bank’s BoD within the current year, or by any later amendment to it.

In the event that only the first of these two conditions (remaining in the Group) is met, and provided that the second condition concerning the 3rd rights exercise period was met, the beneficiary may exercise up to 60% (cumulatively with the 3rd period) of his rights, or up to 30% (of the 1st and 2nd period).

•      From 1 to 10 June 2011 (5th rights exercise period), the beneficiary is entitled to exercise up to 100% of his rights cumulatively, provided that:

•      he remains in the Group, and

•      the EPS of the Group for the financial year 2009 are equal to or greater than the price set by decision of the Bank’s BoD within the current year, or by later amendment to it.

In the event that the first of these conditions is met, and provided that the second condition concerning the 3rd rights exercise period was met, the beneficiary may exercise up to 60% (cumulatively with the 3rd period) of his rights, or up to 30% (of the 1st and 2nd period).

After 10 June 2011, all rights not exercised shall be extinguished.

It is noted that the Group’s EPS are defined in line with International Accounting Standard 33: Earnings Per Share is an item included in the financial statements of the Group, which are audited by external auditors, published, and approved by the General Meeting of the Bank. The level of the target set is adjusted in line with IAS 33 in the event of an issue of new shares. The BoD can redefine the EPS target price at its sole discretion.

4. In the event that the relationship of the beneficiary with the Bank is discontinued during the course of the Programme, the possession, retention and exercise of rights is governed, as the case may be, by the specific provisions of the Programme Regulation and the resolution, as above, of the Board of Directors.

5. Accordingly, in the event that all the stock option rights are exercised by the beneficiaries of the 2006 Programme, the share capital of the Bank will increase by €14,920,500 with the issue of 2,984,100 new shares (corresponding to 0.63% of the current number of shares of the Bank), of a par value of €5 each.

It is noted that according to the relevant resolutions of the General Meetings of Shareholders of 22 June 2005 and 1 June 2006, in the context of the corresponding Programmes, the BoD approves, in implementation of stock options exercised, a corresponding increase in the Bank’s share capital (without amendment to the Articles of Association and without pre-emptive rights for existing shareholders at the time of issue, pursuant to Companies Act 2190/1920 Article 13). It also approves the issue and allocation, against payment of the purchase price, of shares to the beneficiaries who exercised their rights, and in general takes all necessary actions to settle any other relevant details and to carry out the Programme, in line always with the resolution of the General Meeting of Shareholders. For the purpose of carrying out its said resolutions, the BoD has taken the necessary actions and granted the authorisations required for the issue of the stock option certificates and in general the operation of the said stock option Programmes.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 7th November, 2007

Vice Chairman - Deputy Chief Executive Officer